King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

October 13, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND COURIER

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Aaron’s SpinCo, Inc.
Draft Registration Statement on Form 10-12B
Confidentially Submitted September 8, 2020
CIK File No. 0001821393

Ladies and Gentlemen:

On behalf of our client, Aaron’s SpinCo, Inc. (the “Company”), this letter responds to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s draft Registration Statement on Form 10, confidentially submitted to the Commission on September 8, 2020 (the “Registration Statement”), contained in your letter dated October 5, 2020 (the “Comment Letter”).

We note that, in connection with this letter, we are confidentially submitting an amendment to the Registration Statement (“Amendment No. 1”) electronically via the EDGAR system on the date hereof. The Company hereby requests confidential treatment under Rule 83 (17 CFR § 200.83) with respect to Amendment No. 1 and associated correspondence with the Staff. In addition, the Company hereby confirms that it will publicly file its Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of such registration statement.

Securities and Exchange Commission

October 13, 2020

For the Staff’s convenience, the text of the Staff’s comment is set forth below and corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meaning assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Exhibit 99.1

Reasons for the Separation, page 40

1.

We note that one of your listed reasons for the separation is to maintain an “attractive financial profile driven by low debt and robust free cash flows.” Please provide a definition or any metrics related to your definition of “low debt” and “robust free cash flows.”

Response: In response to the Staff’s comment, pages 6 and 40 of Amendment No. 1 have been revised.

Dividend Policy, page 47

2.

Please revise to include here the tabular summaries of historical cash distributions declared by Aaron’s to your shareholders, consistent with Item 201(c)(2) of Regulation S-K. In doing so, please disclose whether any dividends you might pay in the future would be based upon similar or different historical considerations so that readers can appreciate how you might decide whether they continue to pay dividends in the future. Please also disclose any restrictions you may have upon the ability to pay dividends in the future.

Response: In response to the Staff’s comment, page 47 of Amendment No. 1 has been revised.

Securities and Exchange Commission

October 13, 2020

Estimated Separation and Distribution Costs, page 69

3.

We note that you plan to enter into a new revolving credit agreement prior to or concurrent with the separation transaction. Please provide the details and material terms of such revolving credit agreement and please file such agreement as an exhibit.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that such terms of the new revolving credit facility are not yet known. The Company will revise the related disclosure and file such agreement as an exhibit to the Registration Statement in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 73

4.	When there is more than one explanation for the change in amounts from period to period, please revise to quantify the impact of each cause.

Response: In response to the Staff’s comment, pages 74, 75, 76, 77 and 78 of Amendment No. 1 have been revised.

Executive Compensation

Potential Payments Upon Termination or Change in Control, page 113

5.	Please advise, and revise if applicable, whether any of your named executive officers will receive payments under any of Parent’s change of control provisions triggered by this spin-off transaction.

Response: In response to the Staff’s comment, page 116 of Amendment No. 1 has been revised and the Company respectfully informs the Staff that its named executive officers will not receive payments under any of Parent’s current change of control provisions because the spin-off transaction will not result in a “change in control” under any such provisions. In the event that subsequent to the filing of Amendment No. 1, Parent enters

Securities and Exchange Commission

October 13, 2020

into any new arrangements with its named executive officers which contain change of control provisions that will be triggered, the Company respectfully informs the Staff that it will revise the Registration Statement to disclose any such payments in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions, page 116

6.

We note a general description of a number of related party transactions. Please revise to include each required element of Item 404(a) of Regulation S-K, when the terms of these arrangements are available.

Response: In response to the Staff’s comment, pages 117, 118, 119, 120, 121 and 122 of Amendment No. 1 have been revised and the Company has included forms of the Separation and Distribution Agreement, Transition Services Agreement and Tax Matters Agreement as exhibits to Amendment No. 1. The Company respectfully informs the Staff that the terms of the arrangements under the Employee Matters Agreement are not yet available and the Company will revise the related disclosure and file the form of Employee Matters Agreement as an exhibit to the Registration Statement in a subsequent amendment to the Registration Statement.

Combined Statements of Earnings, page F-4

7.

We note that you exclude the impairment of PerfectHome from operating income in 2018. Please explain the basis for your classification. In this regard, please also describe how any income/loss of PerfectHome was classified prior to the write-off of the investment balance.

Response: The Company respectively advises the Staff that the Company’s investment in PerfectHome, a rent-to-own company operating in the United Kingdom, was classified as a held-to-maturity debt security in accordance with ASC 320-10, as the Company had the positive intent and ability to hold the investment to maturity. We did not consider the investment in PerfectHome to be part of our primary operating activities of providing

Securities and Exchange Commission

October 13, 2020

consumers with lease-to-own and purchase solutions through our company-operated and franchised stores in the United States, Canada, and Puerto Rico. The Company did not derive net sales, gross revenues, rental income, or any other forms of revenue or related expenses from its investment in PerfectHome, other than interest income and foreign currency remeasurement gains and losses. The Company also considered the non-operating income and non-operating expense guidance in Section 5-03 of Regulation S-X.

Prior to the write-off of the investment balance, interest income and foreign currency gains and losses from the PerfectHome investment were classified as “other non-operating income (expense), net.”

Notes to Combined Financial Statements

Lease Merchandise, page F-10

8.

It appears the Merchandise Written off, net of Recoveries exceeds the prior years Provision for Write-offs for 2019 and 2018. Please explain how you were able to determine that the allowance for lease merchandise write-offs was adequate at December 31, 2019 and 2018. We may have further comment.

Response: The Company respectfully advises that Staff that the Company’s primary business is leasing merchandise to its customers under lease agreements that can be renewed up to 12 to 24 months, which are accounted for as operating leases in accordance with ASC 842, Leases. Leased merchandise is depreciated to a 0% salvage value over the life of the lease agreement and is reviewed for indicators of impairment in accordance with ASC 360, Property, plant, and equipment.

The Company’s allowance for lease merchandise write-offs represents an estimate of the incurred but not identified merchandise losses that are estimated to be written off. Based on historical experience, the Company has concluded that merchandise is not recoverable on lease agreements where payments from the lessee are 60 days or more past due;

Securities and Exchange Commission

October 13, 2020

therefore, the Company’s policy is to write-off the remaining net book value of merchandise on lease agreements after they become 60 days delinquent. Therefore, write-offs of lease merchandise for the full year are expected to be higher than the allowance at any point in time.

The Company believes the use of historical write-off experience provides for a reasonable basis for estimating the allowance for lease merchandise write-offs as of December 31, 2019 and 2018. Other qualitative factors, including but not limited to, merchandise losses directly or indirectly resulting from natural disasters (e.g., hurricanes, floods, etc.) and forecasted adverse macroeconomic conditions that may result in higher write-offs than historical experience are considered in estimating the allowance, as deemed necessary.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding this filing, please call me at 404-572-2781.

Sincerely,

/s/ Robert Leclerc

Robert Leclerc